6101 Condor Drive Moorpark, CA 93021

September 15, 2014

Ms. Kristi Marrone

Staff Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

SUBJECT:	File No. 001-34416 Response to your comment letter PennyMac Mortgage Investment Trust Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 28, 2014

Dear Ms. Marrone:

This letter serves as an addendum to our letter to you dated July 31, 2014 in response to your letter dated July 17, 2014 and regarding your review of the Annual Report on Form 10-K of PennyMac Mortgage Investment Trust (the “Company”) for the year ended December 31, 2013 as filed on February 28, 2014.

Acknowledgement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may call me at (818) 224-7434 if you require clarification or have additional questions. I can also be reached by U.S. mail or by e-mail at anne.mccallion@pnmac.com.

Sincerely,

/s/ Anne D. McCallion

Anne D. McCallion

Chief Financial Officer